Brian A. Johnson

September 17, 2015	+1 212 937 7206 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Larry Spirgel

Re:	Nabriva Therapeutics AG

Amendment No. 3 to Registration Statement on Form F-1

Filed September 8, 2015

File No. 333-205073

Ladies and Gentlemen:

On behalf of Nabriva Therapeutics AG (the “Company”), submitted herewith for filing is Amendment No.4 to the Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common shares of the Company represented by American Depositary Shares (the “ADSs”).

The Registration Statement is being filed to amend Amendment No. 3 to the Registration Statement on Form F-1 filed on September 8, 2015, in order to reflect:

•	a decrease in the per ADS offering price from a range between $15.00 and $17.00 per ADS to an expected initial public offering price of $10.50 per ADS;

•	an increase in the number of ADSs offered by the Company from 6,000,000 to 9,000,000; and

•	an increase in the aggregate amount of ADSs the existing principal shareholders of the Company and their affiliated entities have indicated an interest in purchasing from an aggregate of $50 million to an aggregate of $60 million.

Based on the sale of 9,000,000 ADSs at the revised assumed initial public offering price of $10.50 per ADS, the gross proceeds from the offering will be $94,500,000, compared to $96,000,000 of gross proceeds that would have resulted if the Company had sold 6,000,000

Securities and Exchange Commission

September 17, 2015

ADSs in the offering at a price of $16.00 per ADS, the midpoint of the price range previously set forth in the Registration Statement. In light of this small difference, the Company expects to have sufficient cash resources to conduct its business and pursue the strategies previously outlined in the Registration Statement.

The Company expects to utilize a free writing prospectus to communicate to investors in writing the changes reflected in the Registration Statement and described above.

If you have any further questions or comments, or if you require additional information, please contact Scott Lunin of this firm by telephone at (212) 295-6388 or the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Colin Broom

Ralf Schmid